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VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Myra Moosariparambil, Raj Rajan, Sandra Wall
John Hodgin, Cheryl Brown and Timothy Levenberg

Re:	Tamboran Resources Corporation
Draft Registration Statement on Form S-1
Submitted February 2, 2024 CIK No.: 0001997652

Ladies and Gentlemen:

On behalf of Tamboran Resources Corporation (the “Company”), we submit this letter in connection with the confidential draft submission number 2 to the Registration Statement on Form S-1 (the “Confidential Submission No. 2”) which reflects the Company’s responses to the comment letter received by the Company on February 29, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Draft Registration Statement previously confidentially submitted by the Company on February 2, 2024 to the SEC (the “Registration Statement”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto or a statement identifying the location in Confidential Submission No. 2 of the requested disclosure or revised disclosure. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Confidential Submission No. 2 and all references to page numbers in such responses are to page numbers in Confidential Submission No. 2.

Draft Registration Statement on Form S-1

Cover Page

1.	Please revise disclosure on the cover page to clarify whether the offering is contingent upon approval of your NYSE listing.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the cover page and pages 13 and 140 of Confidential Submission No. 2.

March 13, 2024

Glossary of Natural Gas Terms, page iv

2.

Please revise your glossary of natural gas terms to include definitions for the various additionally terms used in your prospectus, such as: development well, exploratory well, extension well, stratigraphic test well, net wells, productive wells, prospective acres, prospective resources, probable reserves, proved reserves, reserves, resources, EUR, developed acres, undeveloped acres, royalty interest, unconventional drilling, unconventional natural gas, unconventional play, unconventional resources, and unproved properties.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages iv-vii of Confidential Submission No. 2.

Prospectus Summary

Our Company

Our Assets, page 1

3.

You disclose the Beetaloo Basin covers approximately 10,800 square miles (7 million acres) and is believed to contain significant quantities of unconventional natural gas (page 1). Please revise your filing to categorize these quantities as “unconventional natural gas resources.”

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to categorize such quantities accordingly. Please see pages 1 and 89 of Confidential Submission No. 2.

4.

Your disclosures use the phrases “potential of the petroleum believed to be present” on pages 2 and 110 and “potential presence of natural gas” on page 19. Please revise these phrases to incorporate the term “prospective resources.”

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages vi, 2, 19, and 111 of Confidential Submission No. 2.

5.

Your disclosure indicates the geological properties of the Middle Velkerri section in the Beetaloo Basin are similar to those of the Marcellus Shale of the Appalachian Basin in the northeastern United States. Please expand your disclosure to explain what properties are similar and why you believe the two formations are analogous. Refer to the definition of an analogous reservoir in Rule 4-10(a)(2) of Regulation S-X.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages iv, 1-2 of Confidential Submission No. 2.

Our Business Plan, page 3

6.

Revise to provide more specificity regarding the total anticipated costs to the extent known with regard to the first phase you describe. For example, discuss here and in the Use of Proceeds section as appropriate how much of the $350 million capital cost ($135 million net to Tamboran) and the other costs you list will be funded through cash on hand, how much from this offering, and how much from additional capital raising efforts. Also, ensure that there is at least one comprehensive discussion of the anticipated components of the costs in the first phase, insofar as you state at page 18 that you estimate expenses of approximately $26 million to drill and complete each of the six to ten additional appraisal wells. Where practicable, provide consistent references in either U.S. or Australia dollars. In that regard, we note the disclosure at page 8 that “The Company has raised more than A$350 million to date through an initial public equity offering listed on the ASX, follow-on offerings, and private placements.”

March 13, 2024

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 3 and 61 of Confidential Submission No. 2. We further note that the portion of net proceeds to be used for our development plan may vary significantly depending on factors such as the size of the offering. We advise the Staff that we will update the Registration Statement as circumstances change.

Competitive Strengths, page 7

7.	You disclose a total of 21 wells have been drilled in the Beetaloo intersecting the Middle Velkerri shales. Please clarify if these 21 wells include the six appraisal wells in which you participated.

Also, please disclose if any of these 21 wells are currently producing, or have ever produced, from the Middle Velkerri in the Beetaloo Basin.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 7 of Confidential Submission No. 2.

8.

You disclose on page 7 that your initial development area of the Middle Velkerri-B shale shows an average shale thickness of 230 feet across a 610,473-acre area (approximately 954 square miles) and that your third-party engineering firm, Netherland Sewell & Associates (NSAI), estimated the Middle Velkerri section is continuous across an approximate 160 mile area (approximately 102,400 acres assuming a 160 square mile area). Elsewhere on page 92, you disclose that recent NSAI estimates based on the current work program include a prospective fairway acreage (in EP 161) of approximately 800 square miles (or approximately 512,000 acres). Please modify your disclosure to provide a consistent metric, either square miles, acres or both, relating to your acreage. Also expand your disclosure to further explain or reconcile the various differences in estimates of area as noted above.

Also on page 7, it appears the approximate area should be “160 square miles” rather than “160 miles.” Please review and revise your filing as necessary.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 7 and 93 of Confidential Submission No. 2.

9.

Please tell us if the estimates of acreage attributed to NSAI on pages 7 and 92 and the estimates of EUR attributed to Subsurface Dynamics, Inc. on page 92 were commissioned by Tamboran Resources. If so, provide NSAI’s and Subsurface Dynamics’ consent in accordance with the Securities Act Rule 436 and revise your filing to clarify. Also tell us what consideration you gave to identifying these entities as Experts under the disclosure on page 154. If you did not commission any of the cited third-party data, please tell us the general terms, conditions, and limitations, if any, imposed by NSAI and Subsurface Dynamics for the use of this data in your prospectus.

Response: We acknowledge the Staff’s comment and further note our response to the Staff’s comment number 28. We have removed the estimates of EURs and clarified the reference on page 93. We advise the Staff that the Company did commission the reports of NSAI and will file such consents as are required in a subsequent amendment to the Registration Statement and disclose such party as an “Expert.”

March 13, 2024

Summary of Risk Factors, page 13

10.

Revise to make clear in the first bullet point in this section that you do not expect to generate any revenue from production until 2026 at the earliest, as you mention at page 70 in your Liquidity and Capital Resources discussion and in the first risk factor at page 18. In order to provide the reader with appropriate context, ensure that your page 1 discussion of your status as a “growth-driven independent natural gas production company” and similar assertions in the prospectus take into account your expectations regarding the earliest expected date for revenues from production.

Response: We acknowledge the Staff’s comment and further note our response to the Staff’s comment number 15. We have revised the Registration Statement accordingly. Please see pages 14, 18, 19, and 72 of Confidential Submission No. 2.

Summary Historical Consolidated Financial Data, page 16

11.

We note you reference the pro forma financial statements on pages ii, 1, 16, 43, 62 and 65. However, there are no pro forma financial statements provided in the draft registration statement. Please revise to provide the required pro forma financial statements. To the extent you do not believe pro forma financial statements are necessary, please explain.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages ii, 1, 16, 45, 63 and 66. The references to pro forma financial statements were made in error. The Company has completed neither a disposition of a significant amount of assets nor a significant acquisition of a business requiring, in either case, inclusion of financial statements under S-X Rule 3-05 or pro forma financial information under Regulation S-X Article 11. Further, the completion of the Company’s scheme of arrangement does not result in any material adjustment to the Company’s financial statements warranting inclusion of financial statements under S-X Rule 3-05 or pro forma information under Regulation S-X Article 11.

Our recurring losses from operations, page 29

12.

It appears that you suggest you need to raise more than $40 million of capital to continue as a going concern through fiscal year 2024. If you are referring to the fiscal year ending in four months, revise to make clear that you might not continue as a going concern if you do not raise a sufficient amount in this offering, if accurate. Also reconcile the disclosure with your statement at page 71 that you “expect the proceeds of this offering, together with our existing cash on hand, to be sufficient to fund our planned appraisal drilling and testing program at least through the end of fiscal year 2025.”

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 29-30 of Confidential Submission No. 2.

A financial crisis or deterioration in general economic, business or industry conditions could materially adversely affect, page 30

13.	We note that you have experienced supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 30-31 of Confidential Submission No. 2.

14.	Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with your supply chain, suppliers, and service providers.

March 13, 2024

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 32-33 of Confidential Submission No. 2.

Risk Factors

Risks relating to the offering, page 44

15.

Expand the disclosure under “We do not intend to pay dividends on our CDIs or common stock in the foreseeable future” to make clear that you do not anticipate generating revenues from operations before 2026 at the earliest, as you disclose elsewhere.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 49 of Confidential Submission No. 2.

16.

In light of the restrictions you mention under “Investors purchasing shares of our common stock in this offering will not be able to freely sell those shares, or CDIs representing those shares, in Australia,” please revise to clarify the subsequent risk factor caption which states “All of the shares of our common stock and the CDIs representing those shares to be outstanding following this offering will be freely tradable in the public markets…”

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 53 of Confidential Submission No. 2.

Cautionary Statement Regarding Forward-Looking Statements, page 57

17.

Please eliminate your assertion that “[t]his prospectus contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.” Section 27A(b)(2)(D) of the Securities Act states that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 58 of Confidential Submission No. 2.

Use of Proceeds, page 60

18.

We note your disclosure that you intend to use all the net proceeds of this offering to fund your development plan and for working capital and other general corporate purposes. Please revise to provide the approximate amounts of proceeds to be used for each principal purpose. Refer to Item 504 of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised Confidential Submission No. 2 on page 61 to provide additional detail on the use of proceeds. We note that the use of the portion of net proceeds to be used for our development plan and for working capital may vary significantly depending on numerous factors. We advise the Staff that we will update the Registration Statement if our circumstances and planned use of proceeds change.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Market Outlook, page 67

19.

You state that you experienced inflationary pressure on your cost structure throughout 2022 and 2023. Please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Additionally, please update your disclosure in future filings to identify actions planned or taken, if any, to mitigate inflationary pressures.

March 13, 2024

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 68 of Confidential Submission No. 2.

20.

We note your disclosure that increasing global demand for LNG, as well as under-investment in new supply, has led to projected LNG supply shortages by 2030 and by 2030, the global LNG market is expected to be 30 Mtpa short of supply. Please revise to provide your source(s) for this disclosure, including the date(s) of the report(s) or article(s).

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly to remove this statement.

Results of Operations

Comparison of the Years Ended June 30, 2022 and June 30, 2023

Cash Flows, page 72

21.

Please revise your disclosure to provide a discussion and analysis of your cash flows to address and quantify material changes and their underlying drivers. The disclosures should include a discussion of the underlying reasons for changes in working capital items and the impacts of acquisitions and recent transactions on your cash flows. Refer to section IV.B.1 of SEC Release No. 33-8350.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 74 of Confidential Submission No. 2.

Industry

Australian Natural Gas and Natural Gas Liquids Reserves, page 78

22.

We note your discussion includes an estimate of Australia’s proved plus probable natural gas reserves as of December 31, 2021, according to Geoscience Australia. Please expand your discussion to clarify the industry definitions used to determine these estimates and whether the volumes are economically or commercially recoverable as of the date of the estimate.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages v-vii, 25, and 79 of Confidential Submission No. 2.

23.

Due to the different risk profiles, we believe proved and probable reserves estimates should not be added together. To the extent possible, please provide separate disclosure of the proved and probable volumes to comply with the guidance in Question 105.01 of our Compliance and Disclosure Interpretations (“C&DIs”) regarding Oil and Gas Rules. Additionally, expand your disclosure to include a discussion of the uncertainty related to the estimates of proved and probable reserves. Incorporate the appropriate cautionary language indicating such estimates have not been adjusted for risk, may not be comparable with each other, and should not be summed arithmetically. Refer to the disclosure requirements in Item 1202(a)(5) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to provide a discussion of the uncertainty related to the estimates of reserves accordingly. Please see pages 25 and 79 of Confidential Submission No. 2. We note for the Staff that the estimate of proved and probable reserves used in the Registration Statement was presented on a combined basis by Geoscience Australia, an agency of the Australian Government, and is not available on a standalone basis.

March 13, 2024

Business

Our Assets Within the Beetaloo, page 90

24.

You disclose that you have participated in a total of six “appraisal wells” over the last 18 months; however, your Glossary of Natural Gas Terms (“Glossary”) does not include a definition of an appraisal well. Please revise your disclosure here and throughout your prospectus to further characterize these six wells and the six to ten additional wells scheduled to be drilled by the end of 2025 as either exploratory wells, extension wells, stratigraphic test wells and/or development wells consistent with the definitions of such wells in Rule 4-10(a) of Regulation S-X. Alternatively, include a definition of an appraisal well in your Glossary and indicate if such wells correlate to an exploratory, stratigraphic test or development wells as defined in Rule 4-10(a) of Regulation S-X.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly to clarify that our initial six “appraisal wells” most closely correlate to exploratory-type stratigraphic test wells. We are not presently able to determine the classification of future wells we plan to drill. Please see pages iv and 1, 2, and 91 of Confidential Submission No. 2.

25.

Please expand your disclosure of the wells drilled for each of last three fiscal years to disclose your drilling and other exploratory and development activities as required by Items 1205 (a)(1) and (a)(2) of Regulation S-K pursuant to the definitions in Items 1205(b) and 1208(c) of Regulation S-K and the definitions in (a)(9), (a)(13), (a)(14), and/or (a)(30) in Rule 4-10(a) of Regulation S-X.

Response: We acknowledge the Staff’s comment and note that pursuant to Item 1205(a) we are required to disclose the number of net productive and dry exploratory wells drilled and the number of net productive and dry development wells drilled. None of our six appraisal wells can be defined as “exploratory wells” or “development wells” under the definitions provided in Rule 4-10(a) of Regulation S-X. An exploratory well is a well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir. Our appraisal wells have followed the initial exploratory wells in the Beetaloo Basin and were not drilled for the purpose of finding a new field or reservoir. Additionally, none of our wells can be classified as development wells since they have not been drilled within the proved area of an oil or gas reservoir.

Our appraisal wells correlate to “stratigraphic test wells”. We believe based on Item 1205(a) and the definitions of “dry well” and “productive well” under Item 1205(b), the Registration Statement contains the disclosure required under Item 1205(a) with respect to our appraisal wells. We further note for the Staff that pages 2 and 91 of Confidential Submission No. 2 contains descriptions of the geographic areas and dates of drilling of each of our appraisal wells in tabular format.

26.

Please expand your disclosure to provide the total number of gross and net productive wells expressed separately as either an oil well or as a gas well as of the end of your current fiscal year or at a specified more current date to comply with the disclosure requirements in Item 1208(a) of Regulation S-K.

Also, please expand your disclosure to separately address your present activities, including the number of gross and net wells in the process of being drilled, completed or waiting on completion and any other related activities of material importance as of your current fiscal year or at a specified more current date to comply with the disclosure requirements in Item 1206 of Regulation S-K.

March 13, 2024

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 92 of Confidential Submission No. 2.

27.

Please expand your disclosure to provide a concise tabular presentation or similar summary of the gross and net developed and undeveloped acreage amounts relating to your interests in the seven EPs and one EP(A) and the associated expiration dates for material amounts of your undeveloped acreage. Refer to the disclosure requirements in Items 1208(a) and (b) and the definitions in Item 1208(c) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 91 of Confidential Submission No. 2.

Exploration Permit 161, page 92

28.

We note that you have not attributed any proved, probable and/or possible reserves or any oil, condensate and/or natural gas production to the six wells drilled to date; however, you do disclose a 20-year EUR range related to a proposed approximate 10,000-foot development scale well. Please refer to the definitions of estimated ultimate recovery (EUR) and reserves in Rule 4-10(a)(11) and (a)(26) of Regulation S-X, respectively, and the Instruction to Item 1202 of Regulation S-K regarding the prohibition of disclosing estimates of oil or gas resources other than reserves and revise or modify your disclosure accordingly.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly to remove the reference to EURs.

Legal Proceedings, page 114

29.

Revise to provide the information Item 103 of Regulation S-K requires regarding pending matters, to the extent applicable. Also clarify your assertion that your ultimate liability with respect to any such matters will not have a significant impact or material adverse effect on your financial position, results of operations or cash flows, but that your results of operations and future cash flows could be significantly impacted in the reporting periods in which such matters are resolved.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 115 of Confidential Submission No. 2.

Principal Stockholders, page 129

30.

Please revise to disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned by each of your institutional holders. See Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we will disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned by each institutional holder in a subsequent amendment to the Registration Statement.

March 13, 2024

Choice of Forums, page 137

31.

Revise to ensure that the disclosure regarding the federal district courts in this section is consistent with the related disclosure which appears at page 41, and ensure that both sections accurately describe the provisions which appear in your forthcoming exhibit.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 48 and 138 of Confidential Submission No. 2.

Underwriting

New York Stock Exchange Listing, page 150

32.

We note that the list of factors considered in determining the IPO price does not include any market price or trading history for your securities on the ASX, such as with respect to the CHESS Depository Interests representing units of beneficial interests in shares of your common stock, which are listed there. Please advise or revise as appropriate.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly on page 151 of Confidential Submission No. 2. We note however due to the limited trading volume and greater price volatility on the ASX with respect to our CDIs, we believe the trading history of our CDIs on the ASX provides limited utility in the valuation of our common stock to be traded on the New York Stock Exchange as compared to other factors. Therefore the trading history of our CDIs on the ASX will be taken into account when determining the valuation of our common stock, but will not be the sole, or even primary, factor in determining the valuation of the Company’s common stock.

Financial Statements

Consolidated Statement of Operations and Comprehensive loss, page F-4

33.

We note you have presented a separate line item for stock based compensation. Please revise to classify stock based compensation into respective expense captions where related compensation costs are ordinarily classified. Refer to the guidance of SAB Topic 14.F.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly to reclassify and present stock-based compensation expense of $1,056,819 and $908,905 for the financial years ended June 30, 2022 and June 30, 2023, respectively, within “Compensation and benefits, including stock-based compensation.” Please see page F-4 of Confidential Submission No. 2.

Consolidated Statements of Stockholders’ Equity, page F-5

34.

We note you presented on page F-4, other comprehensive income (loss) consisting of foreign currency translation of $1,632,670 for the year ended June 30, 2023. However, the foreign exchange translation amount during the year ended June 30, 2023, included under the column accumulated other comprehensive loss in this table presented as $1,902,553 and the total shareholders’ equity column includes this amount as $1,632,670. Please revise to include consistent disclosures.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page F-5 of Confidential Submission No. 2.

March 13, 2024

Notes to the Consolidated Financial Statements

Note 3 - Variable Interest Entities, page F-16

35.

On page F-16, you refer to Tamboran (B1) Pty Ltd as “B1” throughout the footnote. However, in the diagram on page 11 and elsewhere in the draft registration statement you have defined and referred to this entity as “TB2 Joint Venture.” Please clarify and revise the disclosure to consistently refer to the entity noted.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page ix of Confidential Submission No. 2, where we have updated the definition of Tamboran (B1) Pty Ltd to “TB1.”

36.

You disclose the Company has been identified as the manager of B1, and therefore has the overall responsibility to manage and carry out the day-to-day operations of B1 which most significantly impacts B1’s economic performance. Please provide a robust analysis of how you determined that Tamboran is the primary beneficiary of the VIE based on ASC 810- 10-25-38 and expand your disclosure to provide the required information in accordance with ASC 810-10-50-5A.

Response: The Company respectfully advises the Staff that based on ASC 810 – Consolidation (“ASC 810”) and the JV Agreement, as amended (as defined in Note 3 of the financial statements), the financial statements for the financial year ended June 30, 2023 were prepared on the basis that the Company is the primary beneficiary of the VIE (i.e., Tamboran (B1) Pty Ltd) under U.S. GAAP.

The consolidation analysis of the VIE is based on ASC 810. As defined in ASC 810-10-25-38A, the primary beneficiary of a VIE must have “a. The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and b. The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.”

In assessing the primary beneficiary of TB1 in accordance with ASC 810-10-25-38A, the Company determined the primary activities that most significantly impact the economic performance of TB1 include serving as the manager, determining the strategy and direction of TB1, and the power to create a budget.

The Company was assigned as the manager, through the JV Agreement, to manage and carry out day-to-day operations. As manager, the Company has the power to create drilling programs and determine well locations at its discretion, which in turn gives the Company the power to influence strategy and direction of TB1. As manager, the Company also has the power to enter into material contracts unilaterally on behalf of TB1.

The Company also prepares the work plans and budget of TB1 based on the number and locations of wells agreed upon. DWE and the Company have equal votes at the board level of TB1. While DWE has veto power for some matters at the TB1 board level, the decisions made by the TB1 board do not significantly constrain the Company’s ability as manager to impact the overall economic performance.

When considering the collective weight of the factors above, the Company concluded it met the criteria of having the power to direct the activities of TB1 that most significantly impact TB1’s economic performance.

March 13, 2024

Through Tamboran’s 50% equity ownership in TB1, it is exposed to losses or returns that are potentially significant to TB1. The future profits and losses of TB1 are shared by the Company and DWE in proportion to their respective equity interest in TB1, however, to date, the Company has contributed a greater proportion of the capital and has no ability to recoup any of the excess funding the Company has made to TB1 from DWE, and therefore, had a greater exposure to absorb losses incurred. Based on this, the Company concluded it met criteria (b) of ASC 810-10-25-38A in that it has the obligation to absorb losses of the VIE that could potentially be significant to the VIE.

As a result, the Company concludes that Tamboran is the primary beneficiary of TB1 from an accounting perspective under U.S. GAAP.

The Company further respectfully advises the Staff that the disclosure on pages F-16 and F-17 has been revised accordingly to reflect the above analysis.

37.

We note you are party to the McArthur joint venture agreement based on the diagram on page 11 and disclosures beginning on page 98. Please revise your footnote disclosure to address your involvement with this entity, explain how you accounted for your ownership interest and revise your accounting policy disclosures as appropriate.

Response: The Company respectfully advises the Staff that the McArthur ‘joint venture’ is a misnomer. The Company farmed-out 75% of the participating interest in EP 161 (an unproved property) to Santos. Under the Joint Operating Agreement, Santos has been assigned as the sole operator for EP 161, and as such, holds 100% of the operating interest. The Company has retained a 25% working interest. The consolidated financial statements continue to include the Company’s share of the undivided interest in assets, liabilities and expenses related to its 25% percent interest in EP 161. We have revised the Registration Statement accordingly to clarify terminology. Please see page F-26 of Confidential Submission No. 2.

Note 4 - Property, Plant and Equipment & Natural Gas Properties, page F-17

38.	Please revise to provide the details of the unproved gas properties as of June 30, 2023 and 2022 and the related amounts.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages F-17 and F-18 of Confidential Submission No. 2.

Note 13 - Commitments and Contingencies, page F-24

39.

You have included $42.5 million in the chart for capital commitments to Sweetpea Petroleum Pty Ltd. From the narrative, it is unclear how this amount relates to the minimum commitment in EP 143 of $0.3 million and the initially planned spend of $18.9 million in EP 136, which we note an application was submitted to the Department of Industry, Tourism and Trade to vary the minimum work commitments and is still under review. Please provide a clear description of capital commitments and revise your disclosure for consistency. Please also revise the disclosure on page 72, as necessary.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 73 and page F-26 of Confidential Submission No. 2.

March 13, 2024

Note 14 - Related Party Transactions, page F-26

40.

You state in this disclosure, “During the current fiscal year, there were several transactions with H&P that are classified as related party transactions.” To the extent there are additional related party transactions that have not been disclosed, please revise your footnote to include disclosure of each related party amount, nature, terms and manner of settlement, in compliance with ASC 850-10-50-1.

Response: We acknowledge the Staff’s comment and note that no transactions were excluded from the disclosure and the Registration Statement has been revised to provide more clarity accordingly. Please see pages F-27 and F-28 of Confidential Submission No. 2.

41.

You disclose your largest shareholder is Bryan Sheffield, through Sheffield Holdings, LP, who now holds approximately 17% of Tamboran’s common shares. Please tell us how you considered the required related party disclosures of ASC 850-10-50 given the ownership interest of Bryan Sheffield and Tamboran’s joint venture with Daly Waters Energy, LP, a wholly owned subsidiary of Sheffield Holdings, LP.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages F-27 and F-28 of Confidential Submission No. 2.

Part II - Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page II-2

42.

Please provide for each listed sale the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages II-2 and II-3 of Confidential Submission No. 2.

Exhibits

43.

We note disclosure of numerous agreements throughout the prospectus, including agreements relating to the development of your assets, related party agreements, convertible notes, and employment agreements. Please file executed material agreements as exhibits to your registration statement, or tell us why you do not believe they are required to be filed. Refer to Item 601 of Regulation S-K.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we will describe all material terms of all material agreements and file such agreements as exhibits in a subsequent amendment to the Registration Statement.

General

44.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

March 13, 2024

Response: We respectfully acknowledge the Staff’s comment and will provide the Staff with copies of all such written communications.

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If you have any questions regarding the foregoing responses or the Registration Statement, please do not hesitate to contact me by telephone at (713) 546-7416 or by email at michael.chambers@lw.com.

Very truly yours,

Michael Chambers of LATHAM & WATKINS LLP

Enclosure

cc:	Joel Riddle, Chief Executive Officer of Tamboran Resources Corporation

Eric Dyer, Chief Financial Officer of Tamboran Resources Corporation

David Miller, Latham & Watkins LLP

Andrew S. Epstein, Clifford Chance US LLP

Trevor Lavelle, Clifford Chance US LLP